Filed by Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mountain Bank Holding Company

Registration No. 333-142648

The slides below form a part of a presentation by representatives of Columbia Banking System, Inc. (“Columbia”), to investors, analysts and other interested parties at the D.A. Davidson Financial Services Conference in Seattle, Washington on May 9, 2007, and similar future presentations. The slides, which include information about Columbia’s proposed acquisition of Mountain Bank Holding Company (and a separate proposed acquisition of Town Center Bancorp), are hereby filed by Columbia pursuant to Rule 425 under the Securities Act of 1933 in connection with the acquisition of Mountain Bank Holding Company.

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COLB March 31, 2007

Safe Harbor Statement
This presentation may include forward-looking
statements.  Actual results may differ materially
from those currently expected.  Additional
information concerning factors that could cause
such differences is contained in Columbia’s Annual
Report on Form 10-K and other filings with the
Securities and Exchange Commission.

Full-service commercial bank
South Sound area expansion began in August 1993
Since 1993, grown from 4 to 40 branches in Washington and
NW Oregon
Assets have grown from $211 million to $2.7 billion, with over
85% de novo growth
21% compounded net income growth for last 5 years
Columbia Banking System, Inc.
March 31, 2007

The Northwest Economy
Diversified economy
Solid real estate and commercial business loan growth
Good housing market; low default rate
Job market growth tops national pace
Increase in personal income
Strong growth opportunities

Microsoft

Starbucks Coffee

Russell

Weyerhaeuser

Boeing

intel

Port of Tacoma U.S.A.

MultiCare

State Farm Insurance
Auto Life Fire

Milgard Windows

Team McChord
Combat Airlift for America

Thea Foss Waterway

America's Corps
Proudly serving Team Lewis

5 Economic Drivers

Clallam
Jefferson
Snohomish
King
Mason
Grays Harbor
Pierce
Thurston
Pacific
Lewis
Wahkiakum
Cowlitz
Clatsop
Columbia
Skamania
Clark
Washington
Tillamook
104
524
405
3
90
167
16
8
101
12
5
14
26
84

Columbia Franchise
Columbia Bank
Washington
Pierce County 22
King County 8
Cowlitz County 3
Kitsap County 1
Thurston County  1
Bank of Astoria
Oregon
Clatsop County  4
Tillamook County 1
33%
13%
16%
1%
6%
Deposit Market Share
Source:  FDIC Annual Deposit Report as of June 30, 2006

Branches
Columbia Banking System, Inc. (40 branches)
Mountain Bank Holding Company (6 branches)
Town Center Bancorp (5 branches)
Skagit
Okanogan
Clallam
Island
Snohomish
Everett
Chelan
Jefferson
Kitsap
Renton
King
Mason
Grays Harbor
Kittitas
Olympia
Thurston
Pierce
Pacific
Wahkiakum
Cowlitz
Skamania
Clatsop
Columbia
Clark
Klickitat
Washington
Portland
Vancouver
Gresham
Hood River
Tillamook
Beaverton
Tigard
Sherman
Yamhill
Wasco
Clackamas
Marion
Lincoln
Polk
Salem
Wheeler
Linn
104
3
405
90
8
101
12
5
84
2007 SNL Financial LLC. All rights reserved
0
62.5mi

7 An Attractive Footprint

8 Pro Forma Consolidated Overview $312 Equity ($ mil) $2,335 Deposits ($ mil) $1,963 Net Loans ($ mil) $2,945 Assets ($ mil) 52 Branches Columbia Banking System, Inc. December 31, 2006

Building On Our Strengths
Vibrant Pacific Northwest markets
Ability to leverage strong retail system
Broad-based products & services
Diversified loan portfolio
Decision-making close to clients
Experienced relationship managers
Measurable excellence in customer service

Success Strategy
Strong branch network; core deposits represent 73%
of total deposits
Expand branch footprint  -- de novo expansion and
accretive acquisitions in the Pacific Northwest
Fee income growth
Become THE community bank in all the communities
we serve.
Build shareholder value

11 Financial Performance

$0
$5
$10
$15
$20
$25
$30
$35
2002 2003 2004 2005 2006 Q1 '07
Net Income
In millions
Note:  The Bank of Astoria acquisition closed on October 1, 2004.
21% CAGR (2002-2006)
$29.6
$22.5
$10.9
$19.5
$32.1
$7.3

13 $0.00 $0.50 $1.00 $1.50 $2.00 2002 2003 2004 2005 2006 Q1 '07 Earnings Per Share Growth $1.87 $1.52 $0.78 $1.37 $1.99 (Diluted) $0.45

14 $0.00 $0.02 $0.04 $0.06 $0.08 $0.10 $0.12 $0.14 $0.16 $0.18 $0.20 Q1 '05 Q2 '05 Q3 '05 Q4 '05 Q1 '06 Q2 '06 Q3 '06 Q4 '06 Q1 '07 Dividends Per Share $0.07 $0.17

15 Total Revenue $- $20 $40 $60 $80 $100 $120 $140 2002 2003 2004 2005 2006 Q1 '07 Net Interest Income Noninterest Income (in millions) $115.7 $94.2 $84.3 $86.7 $122.4 $30.9

16 Efficiency Ratio 50% 55% 60% 65% 70% 2002 2003 2004 2005 2006 Q1 '07 63.20% 61.20% 62.86% 64.46% 58.95% 63.39%

2002
2003
2004
2005
2006
Q1 '07

2002
2003
2004
2005
2006
Q1 '07

Profitability Measures
0.00%
0.20%
0.40%
0.60%
0.80%
1.00%
1.20%
1.40%
Return on Average Assets
Note:  The Bank of Astoria acquisition closed on October 1, 2004.
0.0%
3.0%
6.0%
9.0%
12.0%
15.0%
Return on Average Equity

18 Net Interest Margin 3.50% 3.75% 4.00% 4.25% 4.50% 4.75% 2002 2003 2004 2005 2006 1Q 2007 4.19% 4.44% 4.23% 4.50% 4.49% 4.37%

Deposits
$2.08 Billion at March 31, 2007
$0
$300
$600
$900
$1,200
$1,500
$1,800
$2,100
2002 2003 2004 2005 2006 Q1
'07
Core Deposits Other
($ in 000s)
CDs
Savings
Money Market
Interest Checking
Checking
27.0%
21.5%
20.7%
25.5%
5.3%
Average Cost of Deposits:
3.11%

Loans
$1.83 Billion at March 31, 2007
Commercial
Business
Other
Commercial Real
Estate
(In millions)
44.7%
18.2%
37.1%
Average Loan Yield:
7.82%
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
$2,000
2002 2003 2004 2005 2006 Q1 '07

21 Strong Asset Quality 0.00% 0.50% 1.00% 1.50% 2002 2003 2004 2005 2006 Q1 '07 Columbia Peer Group NPL / Total Loans 0.31% 0.62% 1.45% 1.23% 0.20% 0.18%

Columbia Banking System, Inc.
Strong capital position    (RBC = 12.70%
Strong credit quality       (NPL/total loans: 0.18%)
Strong liquidity       (loan to deposit ratio: 88%)
Low-cost deposit gathering    (avg. cost: 3.11%)

1/1/04 6/4/04 11/8/04 4/14/05 9/16/05 2/21/06 7/27/06 12/29/06

COLB Stock Price Performance
Relative Stock Price Performance – Last Three Years
S&P 500 Index
27.6%
COLB
70.3%
NASDAQ
BANKS
17.9%
Source: Factset as of 12/31/06.
COLB NASDAQ / Banking Index S&P 500 Index

COLB
Melanie J. Dressel
President & Chief Executive Officer
P.O. Box 2156
Tacoma, WA  98401-2156
253-305-1911
mdressel@columbiabank.com
Gary R. Schminkey
EVP & Chief Financial Officer
P.O. Box 2156
Tacoma, WA  98401-2156
253-305-1966
garys@columbiabank.com

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Columbia Note Regarding Forward Looking Statements

The slides include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “expected,” “anticipate,” “continue,” or other comparable words. In addition, all statements other than statements of historical facts that address activities that Columbia expects or anticipates will or may occur in the future are forward-looking statements. Readers are encouraged to read the reports of Columbia filed with the Securities and Exchange Commission (the “SEC”), particularly its Form 10-K for the fiscal year ended December 31, 2006, for a discussion of risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated by the forward looking statements. Additional factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include failure of the respective companies’ shareholders to approve either or both of the transactions discussed in the slides, delays or other difficulties in obtaining required regulatory approvals of one or both of the transactions, or failure to consummate one or both of the transactions for any other reason.

Additional Information About the Transaction and Where to Find It

In connection with the proposed acquisition of Mountain Bank Holding Company, Columbia has filed with the SEC a Registration Statement on Form S-4 containing a preliminary proxy statement/prospectus for the shareholders of Mountain Bank Holding Company. The definitive proxy statement/prospectus will be mailed to Mountain Bank’s shareholders. Shareholders of Mountain Bank and other interested parties are urged to read the definitive proxy statement/prospectus when it becomes available and other relevant documents Columbia and Mountain Bank have filed or will file with the SEC, including the registration statement containing the preliminary proxy statement/prospectus, at the SEC’s website at www.sec.gov because they contain important information about the proposed transaction. The definitive proxy statement/prospectus (when it is available) and other documents filed by Columbia with the SEC may also be obtained free of charge by requesting them in writing from Columbia Banking System, Inc., Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98402. Copies of the definitive proxy statement/prospectus (when it is available) and documents filed by Mountain Bank with the SEC may also be obtained for free by contacting Sheila Brumley, Mountain Bank Holding Company, 501 Roosevelt Avenue, Enumclaw, Washington 98022.

Participants in the Solicitation

Mountain Bank, Columbia and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Mountain Bank shareholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mountain Bank shareholders, including Mountain Bank’s executive officers and directors, is included in the preliminary proxy statement/prospectus, which is available now, and will be included in the definitive proxy statement/prospectus when it becomes available. Information about Columbia’s executive officers and directors is available in Columbia’s definitive proxy statement on Schedule 14A filed with the SEC on March 19, 2007. You can also obtain free copies of these documents from Columbia or Mountain Bank using the contact information above.